SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -------------------


                                   SCHEDULE TO

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                            Trex Medical Corporation
                     ------------------------------------
                       (Name of Subject Company (Issuer))


                      Thermo Electron Corporation (Offeror)
            -----------------------------------------------------
           (Names of Filing Persons (Identifying Status as Offeror,
                           Issuer or Other Person))


                          Common Stock, $.01 par value
                        -----------------------------
                         (Title of Class of Securities)


                                 89531R 10 1
                              ------------------
                      (CUSIP Number of Class of Securities)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                         c/o Thermo Electron Corporation
                                 81 Wyman Street
                        Waltham, Massachusetts 02454-9046
                                 (781) 622-1000
      -----------------------------------------------------------------
 (Name, Address, and Telephone Number of Person Authorized to Receive Notices
               and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation*                            Amount of Filing Fee
--------------------------------------------------------------------------------
Filing relates solely to preliminary                        None.
communications made before the
commencement of a tender offer.
--------------------------------------------------------------------------------

* Set forth the amount on which the filing fee is calculated and state how it was determined.


[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _____________

Form or Registration No.: _____________

Filing Party: ________________________

Date Filed:  _________________________


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[  ] issuer tender offer subject to Rule 13e-4.

[X] going-private transaction subject to Rule 13e-3.

[  ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

PRESS RELEASE:

Investor Contact: 781-622-1111
Media Contact: 781-622-1252

                  Thermo Electron to Take Trex Medical Private

WALTHAM, Mass., October 17, 2000 - Thermo Electron Corporation (NYSE: TMO) announced today that it plans to take its Trex Medical Corporation subsidiary private at a cash price of $2.15 per share. Thermo Electron expects to initiate a cash tender offer by the end of the month for any and all outstanding shares of Trex Medical common stock held by minority shareholders.

      Richard F. Syron, chairman and chief executive officer of Thermo Electron, said, "We have already sold the U.S. operations of Trex Medical, according to our reorganization plan, and intend to sell the rest of the business. To expedite the transaction and provide immediate liquidity for the minority shareholders, we have decided to take Trex Medical private while we continue discussions with potential buyers for the remaining assets."

      As of September 30, 2000, Thermo Electron owned approximately 78.6% of Trex Medical common stock. The goal of the tender offer is to bring Thermo Electron's equity ownership in Trex Medical to at least 90 percent. If Thermo Electron achieves this 90-percent ownership threshold, it plans to acquire all remaining outstanding shares of Trex Medical common stock through a "short-form" merger. In the short-form merger, shareholders who do not participate in the tender offer would also receive $2.15 in cash for their Trex Medical shares.

      The  tender  offer  and  proposed  subsequent  short-form  merger  require
Securities  and  Exchange  Commission   clearance  of  necessary  filings.   The
short-form merger would not require Trex Medical board or shareholder approval.

      If Thermo Electron successfully obtains ownership of at least 90 percent of the outstanding Trex Medical shares, it expects to complete this spin-in by the end of the fourth quarter of 2000.

      Thermo Electron Corporation is a leading provider of analytical and monitoring instruments used in a broad range of applications, from life sciences research to telecommunications to food and beverage production. In addition, Thermo Electron serves the healthcare market through a family of medical companies, and is a major producer of paper recycling systems and provides fiber-recovery products. As announced on January 31, 2000, the company has initiated a major reorganization that would transform it into one publicly traded entity focused on its core instruments business. The company's medical products and paper recycling businesses will be spun off as dividends to Thermo Electron shareholders. More information is available on the Internet at http://www.thermo.com.

Other Important Information:

The tender offer described in this announcement for the outstanding shares of Trex Medical Corporation common stock has not yet commenced. As soon as the tender offer commences, we will file a tender offer statement with the Securities and Exchange Commission. You should read the tender offer statement when it becomes available because it will contain important information about the tender offer. You can obtain a tender offer statement, and other documents that are filed with the Securities and Exchange

                                     -more-

Commission, for free when they are available on the Securities and Exchange Commission's Web site at http://www.sec.gov. Also, if you write us or call us, we will send you these documents for free when they are available:

-     Tender offer statement (except for exhibits)
-     Offer to purchase
-     Letter of transmittal
-     Notice of guaranteed delivery

You can call us at (781) 622-1111, or write to us at:

Investor Relations Department
Thermo Electron Corporation
81 Wyman Street, P.O. Box 9046
Waltham, MA 02454-9046

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth under the heading "Risk Factors" in the company's Amendment No. 2 to Registration Statement on Form S-4 [Reg. No. 333-35478] filed with the Securities and Exchange Commission on June 27, 2000. These include risks and uncertainties relating to: the company's ability to complete its corporate reorganization, the need for a favorable Internal Revenue Service ruling regarding planned spin-offs of certain subsidiaries, divestitures planned as part of the reorganization, integration of the instrument businesses, issuance of significant amounts of additional shares as part of the reorganization, liquidity and prospective performance of the subsidiaries to be spun off, guarantees of obligations of the subsidiaries to be spun off, stock price volatility, goodwill acquired by the company, internal growth, the effect of exchange rate fluctuations on the company's significant international operations, the need to develop new products and adapt to significant technological change, changes in governmental regulations, and dependence of demand on capital spending and government funding policies.

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